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                             June 10, 2022

       David Harlow
       President and Chief Executive Officer
       BancFirst Corporation
       100 N. Broadway Ave.
       Oklahoma City, Oklahoma 73102

                                                        Re: BancFirst
Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 10-Q for the
quarterly period ended March 31, 2022
                                                            Filed May 6, 2022
                                                            File No. 000-14384

       Dear Mr. Harlow:

               We have reviewed your May 9, 2022 response to our comment letter and the above referenced filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarterly period ended March 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Summary, page 30

   1. In the second paragraph on page 30 you indicate that total assets at March 31, 2022 were
                                                        $12.6 billion, an
increase of $3.2 billion from December 31, 2021. You attribute this increase and the $3.2
billion increase in deposits primarily to the return of off-balance sheet sweep accounts
related to your year-end sweep program. In the second paragraph on page 29 of your 2021
Form 10-K, you indicate that $2.3 billion of the total off-balance sheet sweep accounts of
$5.1 billion at December 31, 2021 were temporary. Please
                                                        address the following
regarding your off-balance sheet sweep accounts, referencing where appropriate the
authoritative literature you rely upon to support your accounting:
                                                            Provide additional
details regarding your year-end sweep account program. Describe
 David Harlow
BancFirst Corporation
June 10, 2022
Page 2
              the history of the program, its purpose, the nature of the customer deposit accounts involved, to whom the sweep accounts are transferred and how you determine the related dollar amounts to transfer.
                Provide us an analysis under GAAP supporting your determination to derecognize the deposit liability and associated assets from your balance sheet. As part of your analysis, describe any material rights and responsibilities you and the transferees have with regard to the transferred accounts.
                Specifically explain what you mean by "temporary sweep amount" at December 31,
              2021. Tell us whether you were obligated to reacquire or the transferee was obligated to return the temporary sweep amounts. If so, tell us how you analyzed these obligations under GAAP when determining it was appropriate to derecognize the deposit liability and related assets from your balance sheet.
                As the $3.2 billion increase in total assets and total deposits from December 31, 2021 to March 31, 2022 was attributed primarily to the return of off-balance sheet sweep accounts, tell us whether any of the sweep accounts not characterized as the $2.3 billion in temporary sweep amounts were also returned/reassumed by you.

        You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at
(202) 551-
3474 if you have any questions.



FirstName LastNameDavid Harlow                                Sincerely,
Comapany NameBancFirst Corporation
                                                              Division of
Corporation Finance
June 10, 2022 Page 2                                          Office of Finance
FirstName LastName